UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 15, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

MagnaChip Semiconductor S.A.

File No. 333-168516 - CF#25816

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MagnaChip Semiconductor S.A. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on August 4, 2010, as amended.

Based on representations by MagnaChip Semiconductor S.A. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.5	through October 15, 2015
Exhibit 10.8	through September 19, 2011
Exhibit 10.10	through June 21, 2015
Exhibit 10.12	through October 15, 2020
Exhibit 10.16	through October 15, 2020
Exhibit 10.54	through April 30, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel